Dreyfus Premier Select Municipal Bond Fund
Statement of Investments November 30, 2004 (Unaudited)

Long-Term Municipal Investments--97.7%	Principal Amount ($)	Value ($)
Alabama--.5%		
Florence, Warrants		
5.75%, 9/1/2015 (Insured; MBIA)	1,000,000	1,034,810
Arizona--.5%		
Arizona School Facilities Board, Revenue		
(State School Improvement)		
5%, 7/1/2018	1,025,000	1,091,799
Arkansas--3.1%		
Beaver Water District,		
Benton and Washington Counties, Water Revenue		
5%, 11/15/2016 (Insured; AMBAC)	1,400,000	1,498,532
Board of Trustees of the University of Arkansas,		
Various Facility Revenue (Fayetteville Campus):		
5.50%, 12/1/2017 (Insured; FGIC)	2,865,000	3,187,714
5.50%, 12/1/2017 (Insured; FSA)	1,695,000	1,885,688
California--20.5%		
California:		
GO:		
5.25%, 10/1/2016	4,070,000	4,175,942
5.25%, 9/1/2017 (Insured; MBIA)	1,800,000	1,946,772
Veterans 5.45%, 12/1/2024 (Insured; FSA)	3,430,000	3,498,977
California Department of Water Resouces:		
Power Supply Revenue		
5.375%, 5/1/2017 (Insured; XLCA)	4,000,000	4,386,520
Water Revenue (Central Valley Project)		
5%, 12/1/2015 (Insured; FGIC)	2,000,000	2,156,400
California Public Works Board, LR		
(Department of Corrections)		
5.25%, 3/1/2021 (Insured; AMBAC)	1,000,000	1,065,960
Clovis Public Financing Authority,		
Water Revenue		
5%, 3/1/2019 (Insured; AMBAC)	2,005,000	2,122,212
Desert Sands Unified School District, COP:		
5.25%, 3/1/2015 (Insured; MBIA)	1,025,000	1,119,884
5.25%, 3/1/2016 (Insured; MBIA)	1,080,000	1,175,213
East Bay Municipal Utility District,		
Water System Revenue		
5%, 6/1/2021 (Insured; MBIA)	1,125,000	1,172,824
East Side Union High School District,		
GO (County of Santa Clara, 2002 Election Series):		
5%, 8/1/2017 (Insured; FGIC)	1,290,000	1,383,164
5%, 8/1/2018 (Insured; FGIC)	1,345,000	1,437,052
5%, 8/1/2019 (Insured; FGIC)	1,410,000	1,499,084
Fullerton Joint Union High School District		
5%, 8/1/2018 (Insured; FSA)	760,000	804,931

Glendale Community College District:		
Zero Coupon, 8/1/2019 (Insured; FGIC)	1,130,000	557,474
Zero Coupon, 8/1/2020 (Insured; FGIC)	1,200,000	559,020
Zero Coupon, 8/1/2021 (Insured; FGIC)	1,520,000	664,590
Glendora Unified School District, GO:		
Zero Coupon, 8/1/2026 (Insured; FGIC)	2,575,000	809,013
Zero Coupon, 8/1/2027 (Insured; FGIC)	2,000,000	587,820
Nevada Joint Union High School District		
(Nevada and Yuba Counties)		
GO 5%, 8/1/2022 (Insured; FSA)	1,160,000	1,209,045
Placer Union High School District:		
Zero Coupon, 8/1/2027 (Insured; FSA)	4,110,000	1,207,970
Zero Coupon, 8/1/2028 (Insured; FSA)	4,000,000	1,106,160
Redevelopment Agency of the City		
of Corona, Merger Downtown and Amended		
Project Area "A" (2004 Tax Allocation)		
5%, 9/1/2018 (Insured; FGIC)	1,520,000	1,617,022
San Jose,		
(Library Parks and Public Safety Projects)		
5%, 9/1/2019	1,575,000	1,665,547
San Juan Unified School District:		
5.25%, 8/1/2019 (Insured; MBIA)	1,295,000	1,410,061
5.25%, 8/1/2020 (Insured; MBIA)	1,425,000	1,546,182
Tustin Unified School District, Special Tax		
(Senior Lien Community Facilities District 97)		
Zero Coupon, 9/1/2021 (Insured; FSA)	1,615,000	698,633
Walnut Valley Unified School District		
6.50%, 8/1/2019 (Insured; FGIC)	1,765,000	1,795,164
Colorado--2.4%		
Colorado Health Facilities Authority, Revenue		
Revenue (Porter Place)		
5.875%, 1/20/2020	1,940,000	2,088,041
Northwest Parkway Public Highway		
Authority, Senior Revenue		
Zero Coupon, 6/15/2026 (Insured; FSA)	10,000,000	2,965,100
Delaware--5.0%		
Delaware Economic Development Authority,		
Revenue (Pollution Control Delmarva Project)		
5.20%, 2/1/2019 (Insured; AMBAC)	6,000,000	6,359,040
Delaware Housing Authority, Revenue		
5.40%, 7/1/2024	1,695,000	1,718,272
Sussex County		
5.70%, 10/15/2012 (Prerefunded 4/15/2005)	215,000 a	217,565
The City of Wilmington, MFHR		
(GNMA Collateralized Mortgage Loan -		
Market Street Mews Project) 5.45%, 9/20/2022	2,250,000	2,338,920
Florida--3.8%		
Florida Intergovernmental Finance		
Commission, Capital Revenue		

5.125%, 2/1/2031 (Insured; AMBAC)	3,500,000	3,555,230
Jacksonville Electric Authority, Revenue 5%, 10/1/2013	1,000,000	1,023,420
School Board of Saint Lucie County, COP (Florida Master Lease Program) 5%, 7/1/2018 (Insured; FSA)	1,635,000	1,737,498
Winter Park, Water and Sewer Revenue 5.375%, 12/1/2019 (Insured; AMBAC)	1,525,000	1,673,413

Georgia--2.2%

Atlanta, Water and Wastewater Revenue 5.50%, 11/1/2018 (Insured; FGIC)	1,200,000	1,378,872
De Kalb County Housing Authority, MFHR (Longleaf Apartments Project) 5.45%, 10/20/2024	1,540,000	1,636,989
Development Authority of Bulloch County, Student Housing LR (Georgia Southern University Project) 5%, 8/1/2018 (Insured; AMBAC)	1,470,000	1,557,127

Idaho--7.6%

Boise State University, Revenues: 5.375%, 4/1/2022 (Insured; FGIC)	3,000,000	3,249,540
Student Union and Housing System 5%, 4/1/2017 (Insured; AMBAC)	1,015,000	1,088,151
Caldwell, Parity Lien Sewer Revenue 5.75%, 9/1/2018 (Insured; FSA)	2,625,000	2,977,327
Canyon County School District Number 132 (Caldwell) GO 5.25%, 7/30/2016 (Insured; MBIA)	1,405,000	1,552,792
Idaho Housing and Finance Association 5.55%, 1/1/2033	485,000	497,557
(Single Family Mortgage) 5.625%, 7/1/2015	910,000	915,824
Idaho State University, General Improvement Revenue: 5%, 4/1/2016 (Insured; FSA)	2,315,000	2,490,361
5%, 4/1/2017 (Insured; FSA)	1,930,000	2,066,277
The Regents of the University of Idaho, Student Fee Revenue 5%, 4/1/2014 (Insured; FSA)	1,080,000	1,176,476

Kentucky--.4%

Kentucky Turnpike Authority, Economic Development Road Revenue (Revitalization Projects): 5.625%, 7/1/2010 (Insured; AMBAC) (Prerefunded 7/1/2005)	745,000 a	775,396
5.625%, 7/1/2010 (Insured; AMBAC)	255,000	265,310

Louisiana--3.0%

Louisiana Office Facilities Corp., LR (Capital Complex Program) 5.25%, 3/1/2017 (Insured; MBIA)	3,000,000	3,242,370

Orleans Parish School Board
5.20%, 2/1/2014 (Insured; FGIC) | 3,000,000 | 3,075,540

Maine--2.9%

Maine Housing Authority (Mortgage Purchase):

5.85%, 11/15/2020	1,230,000	1,304,944
5.35%, 11/15/2021	4,680,000	4,890,740

Maryland--4.4%

Community Development Administration,
  Maryland Department of Housing and
  Community Development:

Housing 5.95%, 7/1/2023	2,695,000	2,775,203
Multi-Family Housing Revenue (Insured Mortgage Loans) 5.30%, 5/15/2022	435,000	455,149
Residential Revenue:		
5.30%, 9/1/2012	800,000	832,888
5.40%, 9/1/2013	755,000	787,691
5.55%, 9/1/2015	790,000	815,809
(Single Family Program) 4.75%, 4/1/2013	2,090,000	2,197,426

Hyattsville, Special Obligation
  (University Town Center Project)
  5.60%, 7/1/2024 | 1,500,000 | 1,505,625

Massachusetts--.5%

Massachusetts Housing Finance Agency,
  SFHR 7.125%, 6/1/2025 | 110,000 | 110,099

Massachusetts Industrial Finance Agency,
  Health Care Facility Revenue
  (Metro Health Foundation Inc. Project)
  6.75%, 12/1/2027 | 1,000,000 | 963,780

Michigan--2.8%

Cadillac Area Public Schools
  5.375%, 5/1/2017 (Insured; FGIC) | 1,665,000 | 1,729,535

Kalamazoo Hospital Finance Authority,
  Hospital Facility Revenue
  (Burgess Medical Center)
  6.25%, 6/1/2014 (Insured; FGIC) | 1,000,000 | 1,197,860

Livingston County
  (Marion Sanitary Sewer Systems Number 1)
  5.125%, 6/1/2019 | 2,100,000 | 2,213,841

Michigan Municipal Bond Authority, Revenue
  (Local Government Loan Program)
  6.125%, 12/1/2018 (Insured; FGIC) | 750,000 | 767,242

Mississippi--.7%

Mississippi Development Bank, Special Obligation
 (Waveland, GO Public Improvement Bond Project)
 5%, 11/1/2020 (Insured; AMBAC) | 1,315,000 | 1,388,114

Missouri--3.3%

Cape Girardeau County Industrial Development
  Authority, MFHR (Cape La Croix)

6.40%, 6/20/2031	1,245,000	1,289,496

Greene County Reorganized School District, Number R 02
  (Building - Missouri Direct Deposit Program)

5%, 3/1/2019 (Insured; FSA)	1,350,000	1,429,893

Missouri Housing Development Commission, MFHR:

5.25%, 12/1/2016	2,040,000	2,162,441
5.375%, 12/1/2018	1,950,000	2,065,927

Montana--2.5%

Montana Board of Housing,
    Single Family Mortgage

5.60%, 12/1/2023	2,550,000	2,604,902

Montana Board of Regents, Higher Education Revenue
    (Montana State University):

5%, 11/15/2020 (Insured; AMBAC)	1,210,000 b	1,286,581
5%, 11/15/2021 (Insured; AMBAC)	1,350,000 b	1,426,437

Nebraska--1.2%

Municipal Energy Agency of Nebraska,
    Power Supply System Revenue

5.25%, 4/1/2016 (Insured; AMBAC)	2,305,000	2,500,671

New Hampshire--2.6%

New Hampshire Higher Educational and Health
    Facilities Authority, HR
    (Androscoggin Valley Hospital)

5.75%, 11/1/2017	1,475,000	1,543,189

New Hampshire Housing Finance Authority:
    Mortgage Revenue

6.85%, 7/1/2014	15,000	15,111

    Multi-Family Revenue:

5.05%, 7/1/2012	1,480,000	1,543,980
5.15%, 7/1/2013	2,295,000	2,387,925

New Jersey--.6%

New Jersey Turnpike Authority, Turnpike Revenue:

6.50%, 1/1/2016	750,000	901,463
6.50%, 1/1/2016	250,000	299,308

New Mexico--1.0%

New Mexico Finance Authority,
    Court Facilities Fee Revenue

5%, 6/15/2016 (Insured; MBIA)	1,920,000	2,048,986

New York--2.3%

New York City Municipal Water Finance Authority,
    Water and Sewer System Revenue

5.125%, 6/15/2021 (Insured; MBIA)	2,000,000	2,113,200

New York State Thruway Authority:
    (Highway and Bridge Trust Fund)

5%, 4/1/2016 (Insured; FGIC)	1,000,000	1,065,810

    (State Personal Income Tax Revenue-Transportation)

5%, 3/15/2020 (Insured; MBIA)	1,575,000	1,662,917

North Carolina--4.0%

North Carolina Housing Finance Agency
  (Home Ownership)
  5.875%, 7/1/2031 — 8,125,000 — 8,372,406

Ohio--3.4%

Village of Groveport, Income Tax Receipt
  (Special Obligations):
  5%, 12/1/2017 (Insured; MBIA) — 3,535,000 — 3,766,330
  5%, 12/1/2018 (Insured; MBIA) — 1,000,000 — 1,060,380

Lorain, Hospital Improvement Revenue
  (Lakeland Community Hospital, Inc.)
  6.50%, 11/15/2012 — 810,000 — 843,461

Sharonville 5.25%, 6/1/2017 (Insured; FGIC) — 1,480,000 — 1,610,566

Oregon--1.5%

Oregon Bond Bank, Revenue
  (Economic Community Development Department)
  5.50%, 1/1/2014 (Insured; MBIA) — 1,190,000 — 1,308,595

Oregon Housing and Community Services
  Department, SFMR (Mortgage Program)
  6.45%, 7/1/2026 — 350,000 — 359,181

Sweet Home School District Number 55,
  Linn County, GO
  5.50%, 6/15/2020 (Insured; FSA) — 1,375,000 — 1,517,863

Pennsylvania--2.9%

Dauphin County General Authority,
  Office and Packaging Revenue (Riverfront Office)
  6%, 1/1/2025 — 2,000,000 — 1,799,360

Ephrata Area School District
  5%, 4/15/2013 (Insured; FGIC) — 150,000 — 161,688

Philadelphia Hospitals and Higher Education
  Facilities Authority, Revenue
  (Jefferson Health Systems)
  5%, 5/15/2011 — 1,410,000 — 1,478,949

Washington County Industrial Development
  Authority, PCR (West Penn Power Co.)
  6.05%, 4/1/2014 (Insured; AMBAC) — 2,500,000 — 2,583,000

Rhode Island--.8%

Rhode Island Consolidation
  Capital Development Loan
  5.60%, 8/1/2010 (Insured; FGIC)
  (Prerefunded 8/1/2005) — 1,620,000 a — 1,674,400

Tennessee--.5%

Sullivan County Industrial Board, Revenue
  6.35%, 7/20/2027 — 1,000,000 — 1,038,830

Texas--4.7%

Austin, Utility System Revenue
  5.125%, 11/15/2016 (Insured; FSA) — 2,000,000 — 2,124,960

Austin Convention Enterprises Inc.,

Convention Center Hotel First Tier Revenue 6.60%, 1/1/2021	1,500,000	1,583,085
Crosby Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2017	1,655,000	934,148
Dallas 5.25%, 2/15/2018	1,000,000	1,076,590
Little Elm Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 8/15/2022	1,285,000	488,968
McKinney Independent School District (Permanent School Fund Guaranteed) 5.375%, 2/15/2019	1,500,000	1,624,965
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,945,000	2,126,974

Vermont--1.5%

Vermont Municipal Bond Bank:		
5%, 12/1/2017 (Insured; MBIA)	820,000	879,237
5%, 12/1/2022 (Insured; MBIA)	2,270,000	2,378,075

Virginia--2.4%

Hampton Redevelopment and Housing Authority, Senior Living Association Revenue 5.875%, 7/20/2016	1,825,000	1,907,819
Middle River Regional Jail Authority, Jail Facility Revenue 5%, 5/15/2019 (Insured; MBIA)	1,200,000	1,277,940
Riverside Regional Jail Authority, Jail Facilities Revenue 5.875%, 7/1/2014 (Insured; MBIA) (Prerefunded 7/1/2005)	475,000 a	495,126
Virginia Transportation Board, Transportation Revenue (U.S. Route 58 Corridor) 5%, 5/15/2017	1,300,000	1,382,667

Washington--1.2%

Energy Northwest, Wind Project Revenue 5.875%, 7/1/2020	1,375,000	1,471,663
Seatac Local Option Transportation, Tax Revenue 6.50%, 12/1/2013 (Insured; MBIA)	45,000	45,614
Tacoma, Conservation Systems Project Revenue (Tacoma Public Utilities Division) 6.60%, 1/1/2015 (Prerefunded 1/1/2005)	1,000,000 a	1,003,970

West Virginia--.5%

Pleasants County, PCR (West Penn Power Co.) 6.15%, 5/1/2015 (Insured; AMBAC)	1,000,000	1,043,700

Wisconsin--.5%

Housing Authority of the City of Mlwaukee, Multifamily Housing Revenue

(Veterans Housing Projects) 5.10%, 7/1/2022		1,000,000	1,046,800
Total Long-Term Municipal Investments (cost $200,400,232)			**206,451,080**
Short-Term Municipal Investments--1.9%			
Pennsylvania--.5%			
Geisinger Authority, Health Systems Revenue, VRDN (Geisinger Health System) 1.68%		1,000,000 c	1,000,000
Texas--1.4%			
Harris County Health Facilities Development Corp., HR, VRDN (Methodist Hospital) 1.68%		3,000,000 c	3,000,000
Total Short-Term Municipal Investments (cost $4,000,000)			**4,000,000**
Total Investments (cost $204,400,232)	99.6%		210,451,080
Cash and Receivables (Net)	0.4%		772,373
Net Assets	100.0%		211,223,453

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c Securities payable on demand. Variable interest rate - subject to periodic change.

d Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Select Intermediate
Municipal Bond Fund
Statement of Investments
November 30, 2004 (Unaudited)

Long-Term Municipal Investments--98.1%	Principal Amount	Value
	-----------	-----------
Alaska--.9%		
Alaska Housing Finance Corp. 5.10%, 6/1/2012	1,080,000	1,107,551
Arkansas--2.5%		
Arkansas Development Finance Authority, Construction Revenue (Public Health Laboratory) 5%, 12/1/2017 (Insured; AMBAC)	1,025,000	1,091,082
University of Arkansas, University Revenues (Various Facility - Fayetteville) 5.50%, 12/1/2016 (Insured; FSA)	1,610,000	1,794,699
California--15.5%		
California Department of Water Resources: Power Supply Revenue 5.375%, 5/1/2017 (Insured; XLCA)	3,000,000	3,289,890
Water Revenue (Central Valley) 5%, 12/1/2015 (Insured; FGIC)	1,000,000	1,078,200
California Public Works Board, LR (University of California) 5.40%, 12/1/2016 (Insured; AMBAC)	1,000,000	1,096,900
Central Basin Municipal Water District, COP (Central Basin): 5%, 8/1/2015 (Insured; AMBAC)	1,135,000	1,223,870
5%, 8/1/2016 (Insured; AMBAC)	1,210,000	1,295,559
Clovis Public Financing Authority, Water Revenue 5%, 3/1/2017 (Insured; AMBAC)	1,820,000	1,942,122
Glendale Community College District (Election of 2002): Zero Coupon, 8/1/2017 (Insured; FGIC)	1,210,000	669,868
Zero Coupon, 8/1/2018 (Insured; FGIC)	1,300,000	680,121
Indian Wells Redevelopment Agency, Revenue (Tax Allocation-Consolidated Whitewater) 5%, 9/1/2017 (Insured; AMBAC)	1,525,000	1,629,035
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue 5%, 7/1/2018 (Insured; FSA)	2,000,000	2,135,820
San Diego Community College District (Election of 2002) 5%, 5/1/2019 (Insured; FSA)	500,000	530,835

San Francisco City & County Public Utilities Commission, Water Revenue 5%, 11/1/2018 (Insured; FSA)	1,590,000	1,685,320
West Sacramento Redevelopment Agency, Tax Allocation (West Sacramento Redevelopment) 4.75%, 9/1/2016 (Insured; MBIA)	1,000,000	1,038,560

Colorado--2.7%

Archuleta & Hinsdale Counties (School District Number 50JT) 5.50%, 12/1/2014 (Insured; MBIA) (Prerefunded 12/1/2006)	750,000 a	804,922
Colorado Water Resources & Power Development Authority, Drinking Water Revenue 5.25%, 9/1/2015	1,000,000	1,080,960
Sand Creek Metropolitan District, Refunding & Improvement 5%, 12/1/2015 (Insured; XLCA)	1,245,000	1,335,910

Delaware--5.6%

Delaware Economic Development Authority, PCR (Delmarva Power) 4.90%, 5/1/2011 (Insured; AMBAC)	5,000,000	5,365,000
Delaware Housing Authority, Revenue 5.15%, 7/1/2017	1,145,000	1,172,961

Florida--6.2%

Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) 5.50%, 10/1/2017 (Insured; MBIA)	2,000,000	2,147,320
Florida Department of Corrections, COP (Okeechobee Correctional) 5%, 3/1/2015 (Insured; AMBAC)	1,000,000	1,095,270
Florida State University Financial Assistance Inc., Educational & Athletic Facilities Improvement Revenue 5%, 10/1/2018 (Insured; AMBAC)	1,705,000	1,817,036
Jacksonville Electric Authority, Revenue (Saint John's River Power Park Systems) 5%, 10/1/2018	1,000,000	1,052,820
Pace Property Finance Authority, Inc., Utility System Improvement Revenue 5.125%, 9/1/2012 (Insured; AMBAC)	1,055,000	1,144,580

Georgia--.7%

Atlanta, Public Improvement 5%, 12/1/2013	825,000	879,400

Idaho--1.0%

Idaho Housing and Finance Association

(Single Family Mortgage) 5.55%, 7/1/2016	595,000	619,431
Madison County School District, Number 321 Rexburg		
4.60%, 2/1/2009 (Insured; MBIA) (Prerefunded 2/1/2005)	495,000 a	497,223
Louisiana--3.2%		
Louisiana Office Facilities Corp., LR		
(Capital Complex Program):		
5.50%, 5/1/2015 (Insured; AMBAC)	705,000	783,798
5.25%, 3/1/2017 (Insured; MBIA)	1,500,000	1,621,185
Orleans Parish School Board		
5.20%, 2/1/2014 (Insured; FGIC)	1,355,000	1,389,119
Maryland--5.4%		
Maryland Community Development Administration,		
Department of Housing & Community Development:		
Insured Mortgage Loan 5.125%, 5/15/2017	765,000	809,645
(Single Family Program) 4.75%, 4/1/2013	800,000	841,120
Maryland Economic Development Corp., LR		
(Montgomery County Wayne Avenue)		
5.25%, 9/15/2014	1,295,000	1,434,161
Maryland Health & Higher Educational Facilities Authority,		
Revenue (University of Maryland Medical Systems)		
5.75%, 7/1/2017	2,000,000	2,171,800
Prince Georges County, Revenue (Dimensions Health Corp.):		
5.10%, 7/1/2006	1,000,000	902,330
5.375%, 7/1/2014	250,000	213,830
Massachusetts--3.3%		
The Commonwealth of Massachusetts		
Special Obligation Refunding Notes		
(Federal Highway Grant Anticipation Note Program)		
5%, 12/15/2014 (Insured; FSA)	3,585,000	3,899,440
Michigan--1.0%		
Greater Detroit Resource Recovery Authority, Revenue		
6.25%, 12/13/2008 (Insured; AMBAC)	1,000,000	1,128,340
Minnesota--1.3%		
Minnesota 5.25%, 11/1/2011	1,500,000	1,578,600
Missouri--1.6%		
Missouri Highways & Transportation Commission,		
State Road Revenue 5%, 2/1/2017	1,000,000	1,062,000

Missouri Housing Development Commission, Multi-Family Housing 4.85%, 12/1/2011	745,000	790,870

Montana--1.8%

Montana Board of Regents, Higher Education Revenue
  (Facilities-Montana State University)
  5%, 11/15/2018 (Insured; AMBAC)
	2,015,000 b	2,162,861

Nebraska--2.1%

Dodge County School District, Number 001 Fremont 5%, 12/15/2016 (Insured; FSA)	2,240,000	2,418,909

Nevada--1.4%

Las Vegas Convention & Visitors Authority, Revenue 5.75%, 7/1/2015 (Insured; AMBAC)	1,500,000	1,675,215

New Jersey--1.9%

Burlington County Bridge Commission, Pooled Loan Revenue (Governmental Loan Program) 5%, 10/15/2013	1,290,000	1,405,636

New Jersey Transportation Trust Fund Authority
  (Transportation Systems)
  5.50%, 6/15/2012 (Insured; MBIA)
	780,000	809,843

New York--5.5%

New York City Housing Development Corp., MFHR 5.125%, 11/1/2014	1,000,000	1,053,650
New York City Municipal Water Finance Authority, Water & Sewer Systems Revenue 5.25%, 6/15/2015	1,405,000	1,532,757
New York State Thruway Authority, Service Contract Revenue (Local Highway & Bridge) 5.75%, 4/1/2006	135,000	139,174
Sales Tax Asset Receivable Corp. 5%, 10/15/2017 (Insured; MBIA)	2,500,000	2,703,250
Triborough Bridge and Tunnel Authority, General Purpose Revenue 5%, 1/1/2016	1,000,000	1,060,820

North Carolina--1.2%

North Carolina Eastern Municipal Power Agency, Power System Revenue 7%, 1/1/2008	1,250,000	1,390,625

North Dakota--.2%

Grand Forks 4.90%, 12/1/2011	215,000	220,715

Ohio--4.0%

Alliance, Sewer System Revenue 6%, 10/15/2010 (Insured; AMBAC)	2,060,000	2,102,580
Northeast Regional Sewer District, Wastewater Revenue 5.50%, 11/15/2012 (Insured; AMBAC)	2,500,000	2,604,450

Oklahoma--.7%

Oklahoma Development Finance Authority,
  Health Facilities Revenue
  (Oklahoma Hospital Association)
  5.125%, 6/1/2012 (Insured; AMBAC)
	785,000	852,785

Pennsylvania--7.8%

Cambria County 6.625%, 8/15/2014 (Insured; FGIC)	615,000	629,612

Harrisburg Authority, Office and Parking Revenue:
  5.50%, 5/1/2005
  5.75%, 5/1/2008
	225,000
	1,000,000
		228,314
		1,071,150

Harrisburg Redevelopment Authority, Revenue Zero Coupon, 11/1/2017 (Insured; FSA)	2,750,000	1,505,130
Pennsylvania Higher Educational Facilities Authority, Revenue (University Health Services) 5.35%, 1/1/2008	4,500,000	4,661,775
Sayre Health Care Facilities Authority, Revenue (Guthrie Health) 6.25%, 12/1/2014	1,000,000	1,111,320

Rhode Island--.9%

Rhode Island Consolidated Capital Development Loan 5.95%, 8/1/2013 (Insured; MBIA)	1,000,000	1,031,940

South Carolina--4.1%

Anderson, Water & Sewer Systems Revenue 5%, 7/1/2017 (Insured; MBIA)	1,390,000	1,484,395
Charleston County Airport District, Airport Systems Revenue 5%, 7/1/2015 (Insured; XLCA)	1,950,000	2,110,758
Pickens County School District (School District Enhance Program) 5%, 5/1/2012	1,135,000	1,222,372

Texas--7.9%

Dallas-Fort Worth International Airport,
  Revenue (Joint Improvement)
  5.75%, 11/1/2016 (Insured; FSA)
	1,735,000	1,932,634

El Paso, Water & Sewer Revenue 5%, 3/1/2014 (Insured; FSA)	1,000,000	1,092,000
Irving Hospital Authority, HR (Irving Healthcare Systems) 5.70%, 7/1/2008 (Insured; FSA)	1,675,000	1,708,467
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,000,000	1,093,560
Tomball Hospital Authority, Revenue 6%, 7/1/2013	3,500,000	3,517,185

Virginia--3.0%

Brunswick County Industrial Development Authority, Correctional Facility LR 5.55%, 7/1/2008 (Insured; MBIA) (Prerefunded 7/1/2006)	1,325,000 a	1,419,499
Fairfax County Redevelopment & Housing Authority, LR (James Lee Community Center) 5.25%, 6/1/2019	1,120,000	1,193,203
Newport News 5%, 11/1/2016	855,000	922,913

Washington--2.9%

Energy Northwest, Wind Project Revenue 5.60%, 7/1/2015	1,000,000	1,048,860
King County School District Number 405 (Bellevue) 5%, 12/1/2014 (Insured; FGIC)	1,000,000	1,086,240
Washington Health Care Facilities Authority, Revenue (Gray Harbor Community Hospital) 5.75%, 7/1/2010 (Insured; Radianassurance)	1,180,000	1,242,351

West Virginia--.9%

West Virginia Housing Development Fund (Housing Finance) 5%, 11/1/2014	1,000,000	1,037,590

Wisconsin--.9%

Wisconsin Health & Educational Facilities Authority, Revenue (Franciscan Skemp Medical Center) 5.875%, 11/15/2010	1,000,000	1,040,340
Total Long-Term Municipal Investments (cost $112,385,875)		115,453,381

Short-Term Municipal Investments--2.2%

Florida--1.4%

Putnam County Development Authority, PCR, VRDN (Florida Power & Light Co.) 1.70%	1,600,000 c	1,600,000

Pennsylvania--.8%

Geisinger Authority, Health Systems Revenue, VRDN (Geisinger Health Systems) 1.68%	1,000,000	c	1,000,000
Total Short-Term Municipal Investments (cost $2,600,000)			2,600,000
Total Investments (cost $114,985,875)	**100.3%**		**118,053,381**
Liabilities, Less Cash and Receivables	**-0.3%**		**(357,567)**
Net Assets	**100.0%**		**117,695,814**

Notes to Statement of Investments:

(a) Bonds which are prerefunded are collateralized by U.S. government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
(b) Purchased on a delayed delivery basis.
(c) Securities payable on demand. Variable interest rate--subject to periodic change.
(d) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.

Dreyfus Basic New Jersey Municipal Money Market Fund
Statement of Investments (Unaudited)
November 30, 2004

Tax Exempt Investments- 100.4%	Principal Amount ($)		Value ($)
New Jersey- 99.4%			
Beachwood Sewage Authority, Sewer Revenue			
2.50%, 12/1/2004 (Insured; FSA)	100,000		100,000
Bergen County Improvement Authority, School District			
Revenue (Engelwood City Board of Education Project)			
2.25%, 4/1/2005	880,000		881,636
Bergen County Utilities Authority, Water Pollution Control			
Revenue 3%, 12/15/2004 (Insured; FGIC)	460,000		460,331
Township of Brick, GO Notes, General Improvement			
2.50%, 2/1/2005 (Insured; FSA)	385,000		385,868
Burlington County Bridge Commissioner			
Commission Pooled Loan Revenue, Governmental			
Loan Program 2%, 12/1/2004	910,000		910,000
Butler Board of Education, GO Notes			
3.75%, 2/1/2005 (Insured; MBIA)	145,000		145,620
Camden County Improvement Authority, VRDN:			
Health Care Redevelopment Revenue			
(Cooper Health System) 1.78%			
(LOC; Commerce Bank N.A.)	6,000,000	a	6,000,000
Revenue (Congregation Beth-EL)			
1.72% (LOC; Commerce Bank N.A.)	2,015,000	a	2,015,000
Cape May County, GO Notes			
4.25%, 2/15/2005 (Insured; FSA)	200,000		201,271
Cape May County Municipal Utilities Authority			
Sewer Revenue, Refunding			
5.70%, 1/1/2005 (Insured; FSA)	405,000		406,628
Cinnaminson Sewage Authority, Sewer Revenue, Refunding			
2.50%, 2/1/2005 (Insured; FSA)	100,000		100,186
Cumberland Regional High School District, Go Notes			
3.625%, 4/15/2005 (Insured; FSA)	185,000		186,575
Borough of Demarest, GO Notes			
3%, 12/15/2004 (Insured; FSA)	315,000		315,203
Township of Dover, Go Notes, BAN 3%, 6/23/2005	1,235,000		1,243,476
Township of East Brunswick, Go Notes, Refunding			
4.50%, 4/1/2005	300,000		303,097
Township of Edison, GO Notes 4.80%, 1/1/2005			
(Insured; AMBAC)	100,000		100,273
Township of Egg Harbor School District, GO Notes			
Refunding 3%, 1/15/2005	600,000		600,976
Township of Elk, Go Notes, Refunding 2%, 4/1/2005	165,000		165,461
Essex County, GO Notes			
General Improvement 4.25%, 6/1/2005 (Insured; FGIC)	475,000	b	480,288
Essex County Improvement Authority, Lease Revenue			
(Cogen Facilities Project) 5%, 1/1/2005 (Insured; FGIC)	150,000		150,488
Township of Evesham, GO Notes, Refunding			
General Improvement 2.50%, 12/15/2004 (Insured; FSA)	100,000		100,049
Township of Fairfield, GO Notes, BAN 3%, 6/10/2005	1,061,000		1,067,820
Folsom School District, GO Notes			
4%, 4/15/2005 (Insured; MBIA)	110,000		111,087

Franklin Lakes Board of Education, GO Notes			
4.80%, 2/1/2005	500,000		503,021
Township of Galloway, GO Notes			
4.25%, 12/15/2004 (Insured; FGIC)	100,000		100,116
Township of Hamilton, Mercer County			
GO Notes 4.60%, 8/1/2005 (Insured; MBIA)	100,000		101,840
Township of Hillsborough School District, GO Notes			
4.25%, 2/1/2005 (Insured; MBIA)	200,000		201,035
County of Hudson, GO Notes, BAN 3%, 9/21/2005	1,000,000		1,009,882
Township of Irvington, GO Notes, BAN:			
1.75%, 3/18/2005	703,300		704,214
3%, 10/28/2005	1,898,500		1,915,372
Township of Jackson, GO Notes			
3%, 12/1/2004 (Insured; AMBAC)	750,000		750,000
Linden, GO Notes, BAN 3%, 6/1/2005	2,370,000		2,384,516
Township of Long Beach, GO Notes			
3%, 12/1/2004 (Insured; MBIA)	165,000		165,000
Township of Manchester Board of Education			
COP, Refunding 1.25%, 12/15/2004 (Insured; FSA)	735,000		735,000
Township of Maplewood, GO Notes, General Improvement			
5%, 2/1/2005 (Insured; FSA)	100,000		100,622
Maywood, GO Notes, General Improvement			
3%, 1/15/2005 (Insured; FGIC)	100,000		100,238
Mercer County Improvement Authority:			
LR, Governmental Leasing Program			
2%, 12/15/2004 (Insured; AMBAC)	830,000		830,252
Revenue, VRDN (Children's Home Society Project)			
1.74% (LOC; Wachovia Bank)	1,435,000	a	1,435,000
Township of Middletown Housing Authority			
Housing Revenue, Refunding (Alice V Tomaso)			
2%, 2/1/2005 (Insured; MBIA)	205,000		205,291
Township of Montgomery, GO Notes 2.25%, 2/1/2005	100,000		100,184
Mount Arlington, GO Notes, BAN 2.625%, 8/19/2005	1,150,000		1,157,470
Township of Mount Laurel, GO Notes			
BAN 3%, 11/4/2005	1,227,100		1,238,236
Township of Mount Olive Board of Education, GO Notes			
Refunding 3%, 1/15/2005 (Insured; MBIA)	465,000		465,657
State of New Jersey, GO Notes:			
Refunding 5.625%, 2/15/2005	130,000		131,170
TAN 3%, 6/24/2005	1,210,000		1,216,603
New Jersey Economic Development Authority:			
Revenue (Fellowship Village)			
9.25%, 1/1/2005 (LOC; BNP Paribas)	100,000	b	109,538
VRDN:			
EDR:			
(AJV Holdings LLC Project)			
1.72% (LOC; JPMorgan Chase Bank)	825,000	a	825,000
(ARND LLC Project)			
1.82% (LOC: Comerica Bank and Sovereign Bank)	4,950,000	a	4,950,000
(AVP Realty Holdings) 1.81% (LOC; PNC Bank)	250,000	a	250,000
(Challenge Printing Project)			
1.81% (LOC; Wachovia Bank)	1,645,000	a	1,645,000
(Hathaway Association LLC Project)			
1.81% (LOC; Wachovia Bank)	3,560,000	a	3,560,000
(RCC Properties LLC Project)			
1.81% (LOC; Wachovia Bank)	2,110,000	a	2,110,000
(St. Peters Preparatory School)			
1.74% (LOC; Wachovia Bank)	1,345,000	a	1,345,000

Refunding:			
(RDR Investment Company LLC)			
1.81% (LOC; Wachovia Bank)	500,000	a	500,000
(South Van Brunt Properties LLC)			
1.81% (LOC; Wachovia Bank)	1,915,000	a	1,915,000
(Stamato Realty LLC Project)			
1.73% (LOC; Valley National Bank)	4,700,000	a	4,700,000
(Stone Brothers Secaucus Project)			
1.72% (LOC; Valley National Bank)	1,655,000	a	1,655,000
(United Window and Door Manufacturing Inc.)			
1.81% (LOC; Wachovia Bank)	500,000	a	500,000
(Wearbest Sil-Tex Mills Project)			
1.83% (LOC; The Bank of New York)	2,385,000	a	2,385,000
IDR (Pennwell Holdings LLC Project)			
1.81% (LOC; Wachovia Bank)	2,945,000	a	2,945,000
Industrial Revenue:			
(Joe and James Moreng)			
1.76% (LOC; Wachovia Bank)	1,710,000	a	1,710,000
(Melrich Road Development Corporation)			
1.81% (LOC; Wachovia Bank)	2,370,000	a	2,370,000
Refunding (Station Plaza Park and Ride)			
1.76% (LOC; Wachovia Bank)	3,300,000	a	3,300,000
LR (Sommerset Hills YMCA Project)			
1.72% (LOC; Commerce Bank)	4,000,000	a	4,000,000
Private Schools Revenue (Oak Hill Academy Project)			
1.74% (LOC; Wachovia Bank)	2,135,000	a	2,135,000
Revenue:			
(Four Woodbury Mews Project)			
1.76% (LOC; Bank of America)	5,000,000	a	5,000,000
(School Facilities Construction)			
1.70% (Insured; AMBAC and Liquidity Facility;			
The Bank of New York)	2,995,000	a	2,995,000
Special Facility Revenue (Port Newark			
Container LLC) 1.69% (LOC; Citibank)	4,300,000	a	4,300,000
New Jersey Sports and Exposition Authority			
College and University Revenue, Refunding			
(Monmouth Park) 8%, 1/1/2005	1,450,000	b	1,487,436
New Jersey State Educational Facilities Authority:			
College and University Revenue			
(University of Medicine and Dentistry)			
5%, 12/1/2004 (Insured; AMBAC)	125,000		125,000
Revenue (Higher Education Facilities Trust Fund)			
5.125%, 9/1/2005 (Insured; AMBAC)	100,000		102,389
New Jersey State Housing and Mortgage Finance Authority:			
MFHR, VRDN 1.72% (Insured; FSA and Liquidity			
Facility; Lehman Brothers Holdings Inc.)	2,560,000	a	2,560,000
New Jersey State Transit Corporation:			
Certificate of Participation/ Lease Revenue			
5.25% 9/15/2005 (Insured; AMBAC)	480,000		492,525
Government Fund/ Grant Revenue			
5.50%, 2/1/2005 (Insured; AMBAC)	100,000		100,720
New Jersey State Transportation Trust Fund Authority			
Revenue, VRDN, Merlots Program 1.70%			
(Insured; FSA and LOC; Wachovia Bank)	1,200,000	a	1,200,000
Transportation System:			
Fuel Sales Tax Revenue 6.50%, 6/15/2005			
(Insured; AMBAC)	500,000		512,584
Revenue 5.25%, 6/15/2005	165,000		168,191
Revenue 5.50%, 6/15/2005	1,800,000		1,836,392
New Jersey State Turnpike Authority, Turnpike Revenue			
5.25%, 1/1/2005 (Insured; MBIA)	1,335,000		1,339,703

New Jersey Wastewater Treatment Trust, Sewer Revenue			
Refunding 5.60%, 5/15/2005	150,000		152,564
Newark Housing Authority, MFHR, VRDN			
1.81% (Liquidity Facility; Merrill Lynch)	980,000	a	980,000
Township of North Brunswick, GO Notes, BAN			
3.25%, 8/24/2005	2,010,000		2,031,899
Ocean County Utilities Authority, Wastewater Revenue			
Refunding 5%, 1/1/2005	300,000		301,017
Paramus, GO Notes, BAN 3%, 7/29/2005	2,204,299		2,222,863
Paramus School District, GO Notes			
4.125%, 4/1/2005 (Insured; MBIA)	570,000		575,377
Paterson, GO Notes:			
BAN 2.75%, 6/24/2005	1,324,000		1,330,202
Refunding 5%, 2/15/2005 (Insured; MBIA)	200,000		201,560
City of Perth Amboy, GO Notes			
General Improvement 4.25%, 2/1/2005 (Insured; MBIA)	100,000		100,494
Point Pleasant, GO Notes			
3.375%, 12/15/2004 (Insured; FGIC)	385,000		385,317
Port Authority of New York and New Jersey:			
Port, Airport and Marina Revenue:			
4.125%, 12/1/2004	100,000		100,000
6%, 7/15/2005	100,000		102,521
4.50%, 8/1/2005	600,000		610,038
Special Obligation Revenue, VRDN			
Merlots Program 1.75% (Insured; MBIA and			
Liquidity Facility; Wachovia Bank)	795,000	a	795,000
Township of Princeton, GO Notes, General Improvement			
4.125%, 5/1/2005	400,000		404,140
Rahway Valley Sewerage Authority, Sewer Revenue			
2%, 2/1/2005	190,000		190,175
Red Bank Regional High School District, GO Notes			
3%, 9/30/2005	1,000,000		1,009,781
Rockaway Valley Regional Sewerage Authority			
Revenue, Refunding 6%, 12/15/2004 (Insured; MBIA)	100,000		100,083
Rockleigh Borough, GO Notes, General Improvement			
3.25%, 7/15/2005	125,000		125,953
Rumson-Fair Haven Regional High School District			
GO Notes 2.50%, 2/1/2005 (Insured; FSA)	420,000		420,915
Salem County Improvement Authority, LR, Refunding			
(Correctional Facility and Court House)			
5%, 5/1/2005 (Insured; FGIC)	355,000		360,252
Sayreville, GO Notes, General Improvement and			
Water Revenue 3%, 11/15/2005			
(Insured; XL Capital Assurance)	385,000		388,258
Sayreville School District, GO Notes			
4.625%, 3/1/2005 (Insured; FGIC)	120,000		121,019
Seaside Heights, GO Notes, General Improvement			
3.50%, 12/1/2004 (Insured; AMBAC)	240,000		240,000
Secaucus School District, Go Notes, Temporary Notes			
2.50%, 1/21/2005	2,168,338		2,171,620
Somerset County Improvement Authority, County			
Guaranteed Capital Equipment Revenue 2.70%, 3/15/2005	150,000		150,628
Township of South Brunswick, GO Notes:			
Refunding 3.50%, 4/1/2005	350,000		352,139
Tobacco Settlement Financing Corporation, Revenue			
VRDN 1.81% (Liquidity Facility; Merrill Lynch)	4,995,000	a	4,995,000
Union County, Go Notes, General Improvement			
4.75%, 2/1/2005	150,000		150,865
Union County Improvement Authority, Housing Revenue			
VRDN (Cedar Glen Housing Corporation)			
1.70% (Insured; FNMA and Liquidity Facility; FNMA)	4,700,000	a	4,700,000

Township of Upper Freehold, GO Notes, General		
Improvement 4%, 12/15/2004 (Insured; MBIA)	150,000	150,159
Township of Washington Board of Education Mercer County		
GO Notes 5.25%, 3/1/2005 (Insured; FSA)	140,000	141,385
West Long Branch, GO Notes, BAN 2%, 2/10/2005	2,352,956	2,356,563
U.S. Related- 1.0%		
Guam International Airport Authority		
Port, Airport & Marina Revenue		
3%, 10/1/2005 (Insured; MBIA)	1,000,000	1,010,282
University of Puerto Rico, College and University Revenue		
5.10%, 6/1/2005 (Insured; MBIA)	205,000	208,681
Total Investments (cost $126,748,280)	**100.4%**	**126,748,280**
Liabilities, Less Cash and Receivables	**(0.4)%**	**(500,836)**
Net Assets	**100.0%**	**126,247,444**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**	Letter of Credit
COP	Certificate of Participation	**LOR**	Limited Obligation Revenue
EDR	Economic Development Revenue	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
FSA	Financial Security Assurance	**TAN**	Tax Anticipation Notes
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	36.6
AAA, AA, A c		AAA, AA, A c		AAA, AA, A c	21.7
Not Rated d		Not Rated d		Not Rated d	41.7
					100.0

Notes to Statement of Investments:

a Securities payable on demand. Variable interest rate - subject to periodic change.

b These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are
  collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on
  the municipal issue and to retire the bonds in full at the earliest refunding date.

c Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

d Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to
  be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Basic Municipal Money Market Fund
Statement of Investments
November 30, 2004 (Unaudited)

Tax Exempt Investments-- 100.0%	Principal Amount ($)		Value ($)
Arizona--.4%			
Salt River Project Agricultural Improvement and Power District			
Revenue, Refunding (Salt River Project) 5%, 1/1/2005	1,500,000		1,504,336
Arkansas--1.0%			
Arkansas Development Finance Authority, IDR			
VRDN (Defiance Metal Products of Arkansas Project)			
1.83% (LOC; Standard Federal Bank)	3,670,000	a	3,670,000
California--2.8%			
State of California, GO Notes, CP			
1.70%, 12/8/2004 (Insured: Depfa Bank PLC, Dexia Credit			
Locale, State Street Bank and Trust, WestLB AG, Landesbank			
Baden-Wuettemberg, Bayerische Landesbank, Banque Paribas,			
JPMorgan Chase Bank and Bank of America)	5,200,000		5,200,000
California Statewide Communities Development Authority			
MFHR, VRDN (Vista Montana Apartments)			
1.79% (Liquidity Facility; Merrill Lynch)	2,500,000	a	2,500,000
Golden State Tobacco Securitization Corporation, Revenue			
VRDN 1.78% (Liquidity Facility; Merrill Lynch)	2,875,000	a	2,875,000
Colorado--3.6%			
Denver City and County, Revenue			
VRDN 1.74% (Insured; CIFG and Liquidty Facility;			
Bayerische Landesbank)	5,000,000	a	5,000,000
Park Creek Metropolitan District, GO Notes, VRDN			
1.77% (Liquidity Facility; Merrill Lynch)	5,775,000	a	5,775,000
Section 14 Metropolitan District Jefferson County			
GO Notes, Refunding 2.25%, 12/1/2005			
(LOC; U. S. Bank NA)	2,500,000		2,500,000
District of Columbia--3.9%			
District of Columbia, Revenue, VRDN:			
(Idea Public Charter School)			
1.79% (LOC; Allfirst Bank)	2,500,000	a	2,500,000
Merlots Program 1.74% (Insured; MBIA and			
Liquidity Facility; Wachovia Bank)	3,130,000	a	3,130,000
Metro Washington Airport Authority, Revenue, CP:			
1.70%, 12/6/2004			
(Liquidity Facility; WestLB AG)	5,000,000		5,000,000
1.95%, 12/14/2004			
(Liquidity Facility; WestLB AG)	4,000,000		4,000,000
Georgia--8.7%			
Atlanta, Airport Revenue, VRDN, Merlots Program			
1.79% (Insured; FGIC and Liquidity Facility;			
Wachovia Bank)	5,070,000	a	5,070,000
Gainesville Housing Authority, MFHR			
VRDN 1.81% (Liquidity Facility; Merrill Lynch)	3,410,000	a	3,410,000
Gwinnett County School District, GO Notes, TAN			
1.75%, 12/30/2004	4,000,000		4,001,541
Savannah Economic Development Authority			
Industrial Revenue, VRDN (Home Depot Project) 1.74%	20,000,000	a	20,000,000

Illinois--4.0%

Illinois Development Finance Authority, Revenue, VRDN			
(Aurora Central Catholic High School)			
1.95% (LOC; Allied Irish Banks)	1,000,000	a	1,000,000
Illinois Finance Authority, IDR, VRDN			
(CFC International Inc. Project)			
1.78% (LOC; ABN-AMRO)	2,000,000	a	2,000,000
Illinois Health Facilities Authority, Revenue:			
(Evanston Health Facility) 1.93%, 4/7/2005	3,000,000		3,000,000
(Evanston Northwestern Hospital) 1.60%, 3/31/2005	8,000,000		8,000,000
Refunding (Sinai Health System)			
1.60%, 2/15/2005 (Insured; FHA)	710,000		710,290

Indiana--1.3%

Indianapolis Local Public Improvement Bond Bank, Revenue			
2%, 1/6/2005	3,700,000		3,702,428
Lake County Park District, GO Notes, Refunding			
3%, 12/31/2004 (Insured; AMBAC)	1,000,000		1,001,550

Kentucky--4.5%

Kenton County Airport Board, Special Facilities Revenue			
VRDN (Airis Cincinnati LLC)			
1.75% (LOC; Deutsche Postbank)	16,800,000	a	16,800,000

Maryland--.8%

Maryland Economic Development Corporation, Revenue			
VRDN (Chesapeake Advertising Facility)			
1.92% (LOC; M&T Bank)	3,105,000	a	3,105,000

Massachusetts--1.8%

Township of Leicester, GO Notes, BAN			
2.75%, 5/19/2005	4,086,000		4,103,359
City of Newburyport, GO Notes, BAN			
3%, 5/5/2005	2,482,000		2,495,827

Michigan-8.2%

ABN AMRO Munitops Certificate Trust, Revenue, VRDN			
1.80% (Insured; GNMA and			
Liquidity Facility; ABN-AMRO)	9,495,000	a	9,495,000
State of Michigan, GO Notes			
3.50%, 9/30/2005	5,000,000		5,061,231
Michigan Higher Education Facilities Authority, Revenue			
VRDN, Refunding (Hope College Project)			
1.71% (LOC; Bank One)	4,000,000	a	4,000,000
Michigan Hospital Finance Authority, Revenue, VRDN			
(Healthcare Equipment Loan Program)			
1.68% (LOC; Fifth Third Bank)	2,900,000	a	2,900,000
Michigan Strategic Fund, LOR, VRDN			
(NSS Technologies Project)			
1.80% (LOC; Wachovia Bank)	4,000,000	a	4,000,000
Oakland County Economic Development Corporation, LOR			
VRDN (Michigan Seamless Tube LLC Project)			
1.83% (LOC; Standard Federal Bank)	5,000,000	a	5,000,000

Mississippi--.7%

Mississippi Business Finance Corporation, Revenue			
VRDN (Jackson Preparatory School)			
1.75% (LOC; First Tennessee Bank)	2,725,000	a	2,725,000

Missouri--2.6%

Missouri Higher Education Loan Authority, SLR Refunding, VRDN 1.73% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Company)	9,500,000	a	9,500,000

Nevada--1.5%

Clark County:			
EDR, VRDN			
(Lutheran Secondary School Association Project)			
1.89% (LOC; Allied Irish Banks)	3,800,000	a	3,800,000
GO Notes, Refunding 2%, 1/1/2005 (Insured; FSA)	1,840,000		1,841,565

New York--1.1%

Department of Environmental Conservation, Revenue CP 1.43%, 1/20/2005 (Insured: Helaba Bank and Bayerische Landesbank)	4,000,000		4,000,000

Ohio--1.8%

Ohio State Higher Educational Facilities, Revenue, VRDN (Cedarville University Project) 1.73% (LOC; Key Bank)	6,740,000	a	6,740,000

Oklahoma--2.7%

Canadian County Home Finance Authority, MFHR, VRDN 1.81% (Liquidity Facility; Merrill Lynch)	4,650,000	a	4,650,000
Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education) 2%, 12/1/2004 (Insured; MBIA)	500,000		500,000
Tulsa County Industrial Authority Capital Improvements Revenue 2.05%, 5/16/2005 (Liquidity Facility; Bank of America)	5,000,000		5,000,000

Oregon--1.3%

Portland, EDR, VRDN (Broadway Project) 1.68% (Insured; AMBAC and Liquidity Facility; Key Bank)	4,800,000	a	4,800,000

Pennsylvania--7.5%

Chester County Industrial Development Authority Revenue, VRDN (University Student Housing Project) 1.72% (LOC; Citizens Bank of Pennsylvania)	7,305,000	a	7,305,000
Lancaster Industrial Development Authority, Revenue VRDN (Student Lodging and Services) 1.83% (LOC; Fulton Bank)	4,635,000	a	4,635,000
Mount Lebanon School District, GO Notes, VRDN Merlots Program 1.74% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4,985,000	a	4,985,000
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue, VRDN (Reliant Energy Seward Project) 1.71% (LOC; WestLB AG)	5,000,000	a	5,000,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, VRDN Refunding (Philadelphia Protestant Home) 1.75% (LOC; Bank of America)	2,000,000	a	2,000,000
Reading Regional Airport Authority, Revenue VRDN 1.75% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3,940,000	a	3,940,000

South Dakota--1.0%

South Dakota Health and Educational Facilities Authority Revenue, VRDN (Rapid City Regional Hospital) 1.67% (Insured; MBIA and Liquidity Facility; U. S. Bank N.A.)	3,700,000	a	3,700,000

Tennessee--5.2%

Chattanooga Metropolitan Airport Authority, Revenue Refunding, VRDN 1.85% (LOC; First Tennessee Bank)	9,325,000	a	9,325,000
Metropolitan Government Nashville and Davidson County Health and Educational Facility Board, MFHR Refunding, VRDN (Brentwood Oaks Apartments) 1.69% (Insured; FNMA and Liquidity Facility; FNMA)	9,920,000	a	9,920,000

Texas--17.8%

Brazos River Authority, PCR, Refunding, VRDN (TXU Energy Company Project) 1.73% (LOC; Citibank N.A.)	4,000,000	a	4,000,000
Central Texas Higher Education Authority, Revenue Refunding 5.20%, 12/1/2004 (Insured; Student Loan Marketing Association)	1,300,000		1,300,000
Dallas Area Rapid Transit, Revenue, CP 1.80%, 1/19/2005 (Liquidity Facility: State Street Bank and Trust, WestLB AG, Landesbank Baden-Wuettemberg, Bayerische Landesbank)	5,000,000		5,000,000
City of Garland, GO Notes 2%, 2/15/2005 (Insured; FSA)	1,470,000		1,472,465
Harris County Industrial Development Corporation SWDR, VRDN (Deer Park Refining) 1.79% (LOC; Shell Oil Company)	12,000,000	a	12,000,000
Lower Colorado River Authority, Water Revenue Refunding 5%, 5/15/2005	1,000,000		1,014,002
Lower Neches Valley Authority Industrial Development Corporation, Exempt Facilities Revenue, VRDN (Onyx Environmental Services) 1.74% (LOC; Bank of America)	3,400,000	a	3,400,000
Port Development Corporation, Marine Terminal Revenue VRDN (Pasadena Terminal Project) 1.95% (LOC; Deutsche Bank)	2,420,000	a	2,420,000
Port of Port Arthur Navigation District Environmental Facilities Revenue, Refunding VRDN (Motiva Enterprises Project) 1.82%	5,945,000	a	5,945,000
Revenue Bond Certificate Series Trust, Revenue, VRDN (Siena Place) 1.95% (GIC; AIG Funding Inc.)	3,315,000	a	3,315,000
San Antonio, Water Revenue, CP 1.90%, 1/13/2005 (Liquidity Facility; Bank of America)	5,950,000		5,950,000
Tarrant County Housing Finance Corporation, Revenue VRDN 1.81% (Insured; Merrill Lynch and Liquidity Facility; Merrill Lynch)	2,420,000	a	2,420,000
State of Texas, TRAN 3%, 8/31/2005	5,000,000		5,051,870
Texas Department of Housing and Commission, SFHR, CP 1.86%, 12/16/2004 (Insured; Bayerische Landesbank)	5,000,000		5,000,000
Texas Department of Housing and Community Affairs, SFHR 1.95%, 8/3/2005 (GIC; CDC Municipal Products Inc.)	3,000,000		3,000,000
University of Texas System Board of Regents, Revenue CP 1.40%, 12/6/2004	5,000,000		5,000,000

Utah--1.7%

Utah Housing Finance Agency, MFHR Refunding, VRDN (Candlestick Apartments LLC) 1.72% (Insured; FNMA and Liquidity Facility; FNMA)	6,400,000	a	6,400,000

Virginia--2.3%

Hanover County Industrial Development Authority, IDR			
VRDN (Iron and Metal Company Project)			
1.80% (LOC; Branch Banking and Trust Company)	3,690,000	a	3,690,000
Patrick County Industrial Development Authority			
IDR, VRDN (Narroflex Inc. Project)			
1.85% (LOC; HSBC Bank USA)	4,770,000	a	4,770,000

Washington--5.0%

Kitsap County, GO Notes			
Refunding 3%, 7/1/2005 (Insured; MBIA)	1,520,000		1,528,497
Port Chehalis Industrial Development Corporation			
Revenue, VRDN (JLT Holding LLC Project)			
1.80% (LOC; Key Bank)	3,200,000	a	3,200,000
Washington Housing Finance Commission, MFHR, VRDN:			
Refunding (Avalon Ridge Apartments Project)			
1.72% (Insured; FNMA)	8,755,000	a	8,755,000
(Vintage Everett Living) 1.72% (Insured; FNMA and			
Liquidity Facility; FNMA)	5,250,000	a	5,250,000

Wisconsin--4.4%

Elmbrook School District, GO Notes, TRAN			
2.75%, 4/15/2005	3,500,000		3,514,400
Rural Water Construction Loan Program, Revenue, BAN			
3%, 10/1/2005	3,260,000		3,293,521
West Allis, Revenue, VRDN			
(State Fair Park Exposition Center Project)			
1.71% (LOC; U.S. Bank N.A.)	6,200,000	a	6,200,000
Wisconsin Health and Educational Facilities Authority			
Revenue, VRDN (Mequon Jewish Project)			
1.71% (LOC; Bank One)	3,250,000	a	3,250,000

Wyoming---2.4%

Campbell County, IDR			
(Two Elk Power General Station Project)			
1.40%, 12/2/2004 (GIC; Bayerische Landesbank)	9,000,000		9,000,000

Total Investments (cost $372,016,882)	**100.0%**	**372,016,882**
Liabilities, Less Cash and Receivables	**0.0%**	**(21,894)**
Net Assets	**100.0%**	**371,994,988**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation		**LOC**	Letter of Credit
BAN	Bond Anticipation Notes		**LOR**	Limited Obligation Revenue
CGIC	Capital Guaranty Insurance Company		**LR**	Lease Revenue
CP	Commercial Paper		**MBIA**	Municipal Bond Investors Assurance
EDR	Economic Development Revenue			Insurance Corporation
FGIC	Financial Guaranty Insurance Company		**MFHR**	Multi-Family Housing Revenue
FHA	Federal Housing Administration		**PCR**	Pollution Control Revenue
FNMA	Federal National Mortgage Association		**SFHR**	Single Family Housing Revenue
FSA	Financial Security Assurance		**SLR**	Student Loan Revenue
GIC	Guaranteed Investment Contract		**SWDR**	Solid Waste Disposal Revenue
GNMA	Government National Mortgage Association		**TAN**	Tax Anticipation Notes
GO	General Obligation		**TRAN**	Tax and Revenue Anticipation Notes
IDR	Industrial Development Revenue		**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	80.8
AAA, AA, A b		AAA, AA, A b		AAA, AA, A b	6.3
Not Rated c		Not Rated c		Not Rated c	12.9
					100.0

a Securities payable on demand. Variable interest rate-subject to periodic change.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.
c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to
   be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.